 1-A/A LIVE 0001104265 XXXXXXXX 024-11107 GROW SOLUTIONS HOLDINGS, INC NV 1981 0001104265 8742 87-0575118 3 0 222-111 Research Drive Saskatoon A9 S7N3R2 888--352-0826 Andrew Coldicutt, Esq. Other 1826.00 0.00 0.00 0.00 1826.00 1088556.00 0.00 7594094.00 -7592268.00 1826.00 0.00 0.00 0.00 -165752.00 -0.00 -0.00 Common Stock, $.001 par value 138109281 399844109 OTC Markets Series A /B Preferred Stock 100051 000000000 None Debt Securities 3928851 000000000 Convertible and Other Notes payable. true true Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 2000000000 138109281 0.0015 3000000.00 0.00 0.00 0.00 3000000.00 Andrew Coldicutt, Esq. 15000.00 Various States 3000.00 2970000.00 true CA CO CT DE FL IA MA MI NV NJ NY RI TX WA A0 A1 A2 A6 A9 Z4 Grow Solutions Holdings, Inc Common Stock 56485092 0 242886 Exempt from registration under Section 4(2) of the Securities Act , as Amended, and the Rules promulgated thereunder.